UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number                              001-10421

LUXOTTICA GROUP S.p.A.

(Exact name of registrant as specified in its charter)

Piazzale Luigi Cadorna 3, Milan 20123, Italy
Tel No: +39 02 863 341

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, evidenced by American Depositary Receipts, each American Depositary Share representing one Ordinary Share, par value Euro 0.06 per share, of Luxottica Group S.p.A.

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.                                                   Luxottica Group S.p.A. (“Luxottica”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on January 23, 1990, when its registration statement on Form F-1 became effective.

B.                                                   Luxottica has filed or submitted all reports required under Section 13(a) and Section 15(d) of the Exchange Act and the corresponding Commission rules for the 12 months preceding the filing of this Form 15F. Luxottica has filed at least one annual report on Form 20-F under Section 13(a) of the Exchange Act.

Item 2. Recent United States Market Activity

Luxottica’s securities have not been sold in the United States in a registered offering under the Securities Act of 1933, as amended, since its initial public offering of American Depositary Shares (“ADSs”) on January 24, 1990.

Item 3. Foreign Listing and Primary Trading Market

A.                                                   The primary trading market for Luxottica’s ordinary shares consists of those securities trading markets in countries that form part of the European Union (which, for purposes hereof, constitutes a single foreign jurisdiction). Luxottica’s ordinary shares are listed on the Borsa Italiana’s Main Market (the “MTA”) in Italy under the symbol “LUX”. In addition, Luxottica’s ordinary shares are traded off-exchange (including over-the-counter and through multilateral trading facilities) within the European Union.

B.                                                   Luxottica’s ordinary shares have been listed on the MTA since December 4, 2000. Luxottica has maintained the listing of its ordinary shares on the MTA since such date.

C.                                                   For the 12-month period beginning on May 2, 2016 and ending on May 1, 2017, the average daily trading volume (“ADTV”) of Luxottica’s ordinary shares in the European Union (Luxottica’s primary trading market) represented 96.3% of the worldwide ADTV of Luxottica’s ordinary shares.

Item 4. Comparative Trading Volume Data

A.                                                   The first date of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) is May 2, 2016 and the last date of such period is May 1, 2017.

B.                                                   For the same 12-month period, the ADTV of Luxottica’s ordinary shares (including ordinary shares represented by ADSs) was 68,865 in the United States and 1,880,671 on a worldwide basis.

C.                                                   For the same 12-month period, the ADTV of Luxottica’s ordinary shares (including ordinary shares represented by ADSs) in the United States represented 3.7% of the ADTV for such class of securities on a worldwide basis.

D.                                                   Luxottica has delisted its ADSs from the New York Stock Exchange, which delisting became effective on June 16, 2017. As of such date, the ADTV of Luxottica’s ordinary shares (including ordinary shares represented by ADSs) in the United States represented 4.0% of the ADTV for such class of securities on a worldwide basis for the preceding 12-month period.

E.                                                    Luxottica has not terminated a sponsored American depositary receipt facility regarding its ordinary shares.

F.                                                     Luxottica used Bloomberg as the source of trading volume information for purposes of determining whether it meets the requirements of Rule 12h-6.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.                                                   On May 16, 2017, Luxottica published notice of its intent to terminate its duty to file reports under Sections 13(a) and 15(d) of the Exchange Act.

B.                                                   Such notice was disseminated in the United States by means of a press release issued via the major newswire services Luxottica typically uses to publish its press releases, including Bloomberg and Thomson Reuters. Such notice was submitted to the Commission under cover of Form 6-K on May 16, 2017 and published on Luxottica’s Internet website, www.luxottica.com, on May 16, 2017.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Luxottica will publish the information required by Rule 12g3-2(b)(1)(iii) on its Internet website at www.luxottica.com.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Luxottica Group S.p.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Luxottica Group S.p.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

Date: June 16, 2017

By:	/s/ Francesco Milleri
Name: Francesco Milleri
Title: Deputy Chairman